VIRALYTICS LTD
ONCOLYTIC VIRUSES

RECEIVED
2008 JUN 29 A 4:52

19 June 2009

09046411

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

SUPPL

Attention: Mr. Elliot Staffin

Re: ~~Viralytics~~ Limited
12g3-2(b) Information
File No. 82-34945

Dear Mr. Staffin

Enclosed please find information that Viralytics Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that:

- they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act; and
- neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Viralytics Limited is subject to the Securities Exchange Act.

If you have any questions or comments, please call the undersigned on telephone 61 2 9499 3200.

Bryan Dulhunty
Executive Chairman

Dlw 9/30

Viralytics Ltd ABN 12 010 657 351
www.viralytics.com
t +61 2 9499 3200 f +61 2 9499 3300
PO Box 1045 Pymble Business Centre Pymble NSW 2073
8/33 Ryde Road Pymble NSW 2073
Australia

VIRALYTICS LTD

ONCOLYTIC VIRUSES
A NEW HOPE FOR CANCER TREATMENT

ASX Announcement

Mailing to Shareholders

---

17 June 2009, Sydney: Viralytics Limited (**VLA**) today mailed the following documents to shareholders:

- Letter to Shareholders regarding the US$6 million convertible note funding offer and the Supplementary VLA Options Rights Issue Prospectus;
- ASX Announcement dated 12 June 2009 regarding the US$6 million convertible note funding offer; and
- Supplementary VLA Options Rights Issue Prospectus dated 1 June 2009.

A copy of each document is attached to this announcement.

Enquiries

Bryan Dulhunty
Managing Director
Viralytics Ltd
T: 02 9499 3200
M: 0433 217 876
E: bryan.dulhunty@viralytics.com

Further information regarding the Company is available on our website: www.viralytics.com

---

About Viralytics Ltd

Viralytics is listed on the Australian Securities Exchange (ASX code: VLA). Viralytics' ADR trades under VRACY on the OTC market in the USA. Viralytics' principal asset is the intellectual property relating to CAVATAK™, an Oncolytic Virus technology. CAVATAK™ is the trade name for Viralytics' proprietary formulation of the Coxsackievirus Type A21 (CVA21). CVA21 is a virus that occurs naturally in the community. CVA21 attaches to the outside of a cell, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 uses two receptors to infect cells, intercellular adhesion molecule-1 (ICAM-1) and/or decay accelerating factor (DAF). Both of these receptor proteins have been demonstrated to be highly expressed on multiple cancer types, including: melanoma, prostate cancer, breast cancer, multiple myeloma and others.

VIRALYTICS LTD

ONCOLYTIC VIRUSES
A NEW HOPE FOR CANCER TREATMENT

16th June 2009

Dear Shareholder

US$6m Convertible Note Facility and Supplementary Prospectus

On Friday 12th June 2009 the Company announced to the market the signing of a US$6m Convertible Note Facility (**Note**). The major terms of this facility were set out in that announcement, a copy of which is attached to this letter for your reference.

The first monthly drawdown of US$250,000 under the Note was received by the Company yesterday (15th June 2009).

As at the date of this letter, the market has reacted very favourably to the establishment of this facility.

How this affects you as a shareholder, who took up the offer under the Options rights issue prospectus dated 22 April 2009 (Options Rights Issue Prospectus):

As the establishment of the convertible note facility occurred during the life of the Options Rights Issue Prospectus dated 22 April 2009, the Company is required to issue a Supplementary Prospectus.

This Supplementary Prospectus was released to the market on the 1st June 2009 along with the announcement that a convertible note facility offer had been received.

The Supplementary Prospectus does not extend the offer period of the Prospectus which closed at 5pm on 1st June 2009. While the Company would have preferred to extend the close date of the Prospectus in preference to issuing a Supplementary Prospectus we were not permitted to do so under the applicable ASX timetable.

The purpose of a Supplementary Prospectus is to allow time for those shareholders who applied for Options under the Prospectus, to consider material new matters that arose during the life of the Prospectus that might influence their investment decision. These shareholders have the right to withdraw their acceptance of the Prospectus offer up to 30 June 2009.

For shareholders who applied for Options and continue to want to take up the offer, you do not need to do anything. *You only need to advise the Company if you wish to withdraw your application and receive a refund of your application money.*

There were 3 significant changes advised in the Supplementary Prospectus

- The offer of the US$6m convertible note facility
- **The reduction in the option exercise price on or before 29th June 2010 to 3 cents.** (originally set at 4 cents)

8/33 Ryde Road, Pymble NSW 2073 Australia
PO Box 1045, Pymble Business Centre, Pymble NSW 2073 Australia
P 61 2 9499 3200 F 61 2 9499 3300
E viralytics@viralytics.com W www.viralytics.com
VIRALYTICS LTD ABN 12 010 657 351

- The elimination of the minimum subscription amount of $1 million under the original Prospectus. This minimum was no longer required due to access to funds from the convertible note facility.

A copy of the Supplementary Prospectus as announced to the market is attached to this letter for your reference.

The effect of allowing applicants time to consider their position under the Supplementary Prospectus means Options cannot be issued until 1 July 2009. It is expected Options will be quoted on ASX in the week beginning 5th July 2009.

Under the terms of the Prospectus the Company may issue shortfall Options (options not taken up by shareholders) within 3 months from the close of the offer pursuant to ASX Listing Rule 7.2, Exception 3. The issue of shortfall Options (if any) will be restricted to non-disclosure exempt parties, including 'sophisticated' and 'professional' investors under section 708 of the Corporations Act (Cth) 2001.

The Directors would also like to take this opportunity to thank the many shareholders who supported the original Options Rights Issue as well as the large number of these shareholders who applied for additional Options over and above their entitlements. It is this support that will enable the Company to advance its drug technology, which has the exciting potential to become a cancer treatment, to Phase II efficacy trials.

If you have any question on the above I can be contacted at

Viralytics Ltd
T: 02 9499 3200
M: 0433 217 876
E: bryan.dulhunty@viralytics.com

Bryan Dulhunty
Managing Director

Further information regarding the Company is available on our website: www.viralytics.com

---

About Viralytics Ltd

Viralytics is listed on the Australian Securities Exchange (ASX code: VLA). Viralytics' ADR trades under VRACY on the OTC market in the USA. Viralytics' principal asset is the intellectual property relating to CAVATAK™, an Oncolytic Virus technology. CAVATAK™ is the trade name for Viralytics' proprietary formulation of the Coxsackievirus Type A21 (CVA21). CVA21 is a virus that occurs naturally in the community. CVA21 attaches to the outside of a cell, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 uses two receptors to infect cells, intercellular adhesion molecule-1 (ICAM-1) and/or decay accelerating factor (DAF). Both of these receptor proteins have been demonstrated to be highly expressed on multiple cancer types, including: melanoma, prostate cancer, breast cancer, multiple myeloma and others.

VIRALYTICS LTD
ONCOLYTIC VIRUSES
A NEW HOPE FOR CANCER TREATMENT

ASX Announcement

12 June 2009

VIRALYTICS RAISES US$6.0 MILLION VIA CONVERTIBLE NOTE FACILITY

Viralytics Limited **(ASX:VLA, OTC: VRACY)** is pleased to announce the signing of a convertible note facility with La Jolla Cove Investors, Inc. to provide up to US$6 million in funding.

La Jolla Cove Investors, Inc is a California (US) based private investment company that invests in small to mid sized market capitalised publicly traded companies.

Mr Bryan Dulhunty, Managing Director, said "This agreement secures a valuable source of funds to support the company through a vital stage of its development. We now have the cash required to complete our phase I trials and conduct a commercially driven phase II clinical program."

Viralytics is Australia's only listed Company working in the internationally recognised field of Virotherapy, the treatment of cancer with viruses that attack cancer cells. The Company's lead product, CAVATAK™, is well advanced in three concurrent Phase I clinical trials around Australia. Results to date are encouraging and meaningful patient data on the action of CAVATAK™ on human solid tumours is being accumulated. A US based specialised virus manufacturer has been appointed to produce CAVATAK™ under cGMP conditions in preparation for Phase II efficacy study trials expected to commence next year.

Viriathus Capital LLC, New York acted as the exclusive placement agent for the transaction.

Investment highlights

This facility:

1. is anticipated to provide medium term funding for the Company's clinical development of CAVATAK™ and related virotherapy activities;
2. is in addition to funds which may be received under the current Options Rights Issue Prospectus (as amended by the Supplementary Prospectus dated 1 June 2009) which is currently being finalised (and placement of any shortfall Options);
3. strengthens the Company's US networks and involvement that will provide additional strategic and commercialisation potential for Viralytics Limited.

Key terms

The key terms of the convertible note facility are as follows:

1. The facility comprises up to four (4) US$1.5million convertible notes, each with a duration of 2 years from the first drawdown of the relevant convertible note;

2 Funds may be drawdown by VLA on the basis of US$250,000 per month.

3 The notes bear interest payable to the holder at an interest rate of 4.75% (calculated on the outstanding principal amount).

4 The notes must be repaid upon maturity unless converted to ordinary shares within the terms of the notes. The notes can be converted at the election of the holder (or upon default triggers) at the lesser of AU$0.50 per share or an 18% discount to the value weighted average price calculated at conversion.

5 The level of funding potentially available is subject to ongoing compliance with applicable terms and conditions.

6 In accordance with ASX Listing Rule 7.1, funding up to a limit equivalent to approximately 15% of the capital of the Company will commence immediately. The balance of funding is conditional upon shareholder approval. A shareholders meeting will be held with 80 days to provide approval of the full note facility and an acquisition by La Jolla Cove Investors, Inc. in accordance with s611 item 7 of the Corporations Act, for which purpose an Independent Expert's Report will be obtained by VLA and which shall accompany the notice of general meeting to be dispatched to shareholders.

Investment risks

As noted in the Supplementary Prospectus, there is a risk that the terms of such funding may be dilutionary to other shareholders. The level of funding potentially available is subject to ongoing compliance with applicable terms and conditions. There is no guarantee that the Company will be able to satisfy the applicable terms and conditions at the time of drawdown of the relevant convertible notes and new or additional funds may be required by the Company in the future.

Enquiries

Bryan Dulhunty
Managing Director
Viralytics Ltd
T: 02 9499 3200
M: 0433 217 876
E: bryan.dulhunty@viralytics.com

Further information regarding the Company is available on our website: www.viralytics.com

---

About Viralytics Ltd

Viralytics is listed on the Australian Securities Exchange (ASX code: VLA). Viralytics' ADR trades under VRACY on the OTC market in the USA. Viralytics' principal asset is the intellectual property relating to CAVATAK™, an Oncolytic Virus technology. CAVATAK™ is the trade name for Viralytics' proprietary formulation of the Coxsackievirus Type A21 (CVA21). CVA21 is a virus that occurs naturally in the community. CVA21 attaches to the outside of a cell, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 uses two receptors to infect cells, intercellular adhesion molecule-1 (ICAM-1) and/or decay accelerating factor (DAF). Both of these receptor proteins have been demonstrated to be highly expressed on multiple cancer types, including: melanoma, prostate cancer, breast cancer, multiple myeloma and others.

Viralytics Limited ACN 010 657 351

Supplementary Prospectus

This is a supplementary prospectus ('**Supplementary Prospectus**') dated 1 June 2009 intended to be read with the Prospectus dated 22 April 2009 ('**Prospectus**') relating to the offer of approximately 302,138,460 New Options in Viralytics Limited ACN 010 657 351 ('**VLA**' or '**Company**'). This Supplementary Prospectus was lodged with ASIC on 1 June 2009. ASIC takes no responsibility for the contents of this Supplementary Prospectus. Terms used in this Supplementary Prospectus have the same meaning as those used in the Prospectus. The information below is to supplement and amend the information presently contained in the Prospectus namely:

New Material Circumstances

On 1 June VLA announced the following details to ASX:

'US$6 million convertible note funding offer

VLA is in receipt of a 2 year US$6 million convertible note funding offer. This offer has been made by a third party unrelated to the Company.

The offer terms remain confidential and are incomplete, subject to negotiations. Based upon continuing discussions with the offeror of the funding, the Directors do however currently anticipate negotiations may be concluded on or before Friday, 5 June 2009.

Full details of the convertible note will be disclosed on completion of these negotiations. The level of funding potentially available, subject to ongoing compliance with applicable terms and conditions, may significantly enhance VLA's research and development activities.'

VLA is a disclosing entity and pursuant to s713(3) of the Corporations Act 2001 (Cth), VLA is subject to regular reporting and disclosure obligations and copies of documents lodged with ASIC in relation to VLA may be obtained from, or inspected at, an ASIC office. Pursuant to s713(4) of the Corporations Act 2001 (Cth), a person has a right to obtain a copy of the relevant ASX announcement 'Supplementary Prospectus due to US$6 million convertible note funding offer being received'. A copy of the document will be given free of charge to any person who asks for it.

Options Rights Issue

VLA has assessed receipt of this offer as a material change in circumstances, resulting in the following key changes to the Rights Issue:

1 The Issue Price remains 1 cent per Option, but the exercise price for each Option has been amended to 3 cents per Option;

2 The Offer will not be subject to a 'minimum subscription amount';

3 Applicants shall be entitled to receive a copy of this Supplementary Prospectus and shall have one month to withdraw their Application and be repaid their Application Money should they elect to do so.

4 Quotation of the Options on ASX will be deferred pending issue and allotment upon completion of that period.

Accordingly, the Prospectus shall be amended as follows:

Section 1.16, Allotment and Application Money on trust

Section 1.16 is deleted and replaced with the following:

'New Options are expected to be issued and holding statements will be dispatched, (subject to any timetable changes), on or about 2 July to allottees at the address appearing in the Register or such other address as may be advised by the allottee. All Application Monies received before the New Options are issued will be held by Viralytics on trust in an account established solely for the purpose of depositing Application Monies received. The Company will be entitled to all interest paid or accrued on Application Monies. After the New Options are issued to successful Applicants, the Application Monies held on trust will be payable to Viralytics.'

Any like references are amended correspondingly.

Minimum Subscription

References to a minimum subscription throughout the Prospectus shall be deleted, including:

- Letter from Managing Director, pg 4
- section 1.9, pg 8
- section 1.16, pg 9
- section 1.21, pg 10
- section 3.2, pg 15
- section 3.4, pg 16
- section 3.5, pg 18
- section 3.6, pg 19
- section 11, pg 36

Section 1.21 is deleted and replaced by the following section:

'Return of Application Money

In accordance with section 724(2)(b), because the Company has become aware of a new circumstance that have arisen since the Prospectus was lodged, which would have been required by section 713 to be included in the Prospectus if it had arisen before the Prospectus was lodged and is materially adverse from the point of view of an investor, given the dilutive effect the Notes may have on each Shareholder's holding in the Company, the Company gives each Applicant, who has subscribed under the Offer up to the date of this Supplementary Prospectus:

(a) a copy of this Supplementary Prospectus which changes the terms of the offer; and

(b) one month to withdraw their application and on an election to do so, each relevant Applicant will be repaid their Application Money in full,

noting that interest on Application Money is not payable by the Company.'

Section 3.2 is deleted and replaced by the following section:

3.2 Use of proceeds

No minimum raising has been set under this offer, as the Company expects that during the life of the offer, the Company will have entered into a convertible note agreement potentially providing access to $US 6 million over 2 years.

Viralytics Limited's cash and receivables as at the date of this Prospectus are approximately $381,000. At the date of this prospectus the Company has no interest bearing debt or borrowings.

Further details in relation to Viralytics' cash position are contained in the Appendix 4C Quarterly Report to the period ended 31 March 2009 and announced to ASX on 29 April 2009. Viralytics' total cash at the end of the quarter to 31 March 2009 was $976,000.

The following table illustrates the effect of a $3m capital raising (being the maximum which may be raised under this Prospectus if all New Options are subscribed for), together with the intended application of funds in each scenario (which are detailed further below the table).

	$3 million fully subscribed offer
▪ Clinical trials and research program	$1.3 million
▪ Phase II pre- clinical work	$0.4 million
▪ Intellectual Property costs	$0.1 million
▪ Staff and consultants	$0.8 million
▪ Corporate Overheads	$0.3 million
▪ Costs of the Offer	$0.1 million
Total:	$3.0 million

The actual use of funds may vary subject to the circumstances of the Company, progress of trials, any collaborative opportunities, as well as review of strategic objectives during the period.

The Company may also receive additional funding under a $US Convertible Note facility that is being negotiated at the date of this Supplementary Prospectus. The Company may also receive Additional Funding upon the exercise of any New Options to acquire Shares. There is no guarantee that the New Options will be exercised prior to their expiry at 5.00pm on 29 June 2010, or the time which the New Options may be exercised throughout this period. Any funds received upon exercise of the New Options will also be applied to funding continued development and clinical trials of CAVATAK™ and related virotherapy activities.

In addition to the funds raised under the Offer, Viralytics potentially has access to a range of sources to meet its anticipated expenditure, including existing cash at bank and equity funding options available to it as an ASX listed entity.

The Company anticipates that as a result of funds received under this offer and access to funds from the offered Convertible Note facility, it will have sufficient cash to fund its operations until at least June 2010,

Sections 3.4, 3.5 and 3.6 are amended by deleting references to the minimum subscription amount and $1 million (minimum) capital raising, including the details in the Pro Forma Balance Sheets (pages 17 and 18) and Effect on capital structure (page 19).

Section 4.2 'Risk factors' is amended by adding:

Convertible Notes Funding

VLA is in receipt of an offer concerning convertible note funding of up to US$6 million. There is a risk that the terms of such funding may be dilutionary to other shareholders. The level of funding potentially available is likely to be subject to ongoing compliance with applicable terms and conditions. There is no guarantee that the Company will be able to satisfy the applicable terms and conditions at the time of drawdown of the relevant convertible notes and new or additional funds may be required by the Company in the future.

Section 11 Definitions

The definition of 'Exercise Price' under section 11 of the Prospectus is replaced with the following, '3 cents per New Option to acquire a Share.' Consequently, all references to Exercise Price throughout the Prospectus are deemed to read '3 cents' rather than '4 cents'.

Additionally, all references to the further amount which may be raised by 29 June 2010 if all New Options are exercised at the Exercise Price to acquire Shares is changed from 'approximately $12.1 million' to 'approximately $9.1 million'.

Applications and timetable

The Prospectus timetable has been altered as Applicants will have one month to withdraw their Applications and be repaid their Application Money as noted above. Accordingly, New Options are expected to be issued and holding statements will be dispatched only upon expiration of that period. Subject to any timetable changes in consultation with and announced to ASX, dispatch is expected to occur on or about 2 July 2009.

Securities will not be quoted on a deferred settlement basis.

For avoidance of doubt, the Expiry Date for the options will remain 29 June 2010.

Consequently, all corresponding dates in the Prospectus are deemed to be amended to reflect this revised timetable.

Consents

Each of the Directors consents to the issue and lodgement of this Supplementary Prospectus. None of the Directors have withdrawn their respective consents before this Supplementary Prospectus was lodged with ASIC.

Mr Bryan Dulhunty
Managing Director

Dated 1 June 2009

RECEIVED
2008 JUN 29 A 4:53

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Viralytics Limited

ABN

ABN 12 010 657 351

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Convertible Note
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1 Convertible Note (as 1 of possible 4 Convertible Notes under Convertible Note Facility)

+ See chapter 19 for defined terms.

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Please see ASX Announcement dated 12 June 2009, in summary: • the Convertible Note Facility with La Jolla Cove Investors, Inc. comprises up to four (4) US$1.5million Convertible Notes, each with a duration of 2 years from the first drawdown of the relevant convertible note; • funds will be drawdown by VLA on the basis of US$250,000 per month; • the notes bear interest payable to the holder at an interest rate of 4.75% (calculated on the outstanding principal amount); • the Convertible Notes must be repaid upon maturity unless converted to ordinary shares within the terms of the Convertible Notes. The Convertible Notes can be converted at the election of the holder (or upon default triggers) at the lesser of AU$0.50 per share or an 18% discount to the value weighted average price calculated at conversion; • the level of funding potentially available is subject to ongoing compliance with applicable terms and conditions; and • La Jolla Cove Investors, Inc. has confirmed payment of the first monthly drawdown of funds (US$250,000) under the terms of the (first) Convertible Note • in accordance with ASX Listing Rule 7.1, the Company will continue to receive the monthly drawdown of funds under the first Convertible Note up to a limit equivalent to approximately 15% of the capital in the Company (in accordance with ASX Listing Rule 7.1), with the drawdown of funds in excess of the 15% limit equivalent, conditional upon the Company obtaining shareholder approval.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The Convertible Note is unsecured. It will rank ahead of ordinary shares for payment of distributions out of VLA's profits (if any). On a winding up of VLA, the Convertible Note will rank after the claims of creditors (other than creditors expressed to rank equally with or junior to the Convertible Note (if any)) but ahead of ordinary shareholders.
5	Issue price or consideration	US$1.5 million per Convertible Note
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The proceeds of the issue will be used to complete VLA's phase I trials and conduct a commercially drive phase II clinical program.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	N/A

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
302,138,480	Ordinary shares fully paid

+ See chapter 19 for defined terms.

	Number	+Class
9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	17,550,000	Unlisted Options
	1,020,000	Unlisted employee share scheme options
	302,138,480	Options being the maximum number of options that may be granted under the Options Rights Issue Prospectus dated 22 April 2009 (Prospectus) (noting confirmation of exact number cannot be confirmed until one month after the date of the Supplementary Prospectus dated 1 June 2009, being 1 July 2009, in accordance with s724(2)(b) of Corporations Act). In accordance with the Prospectus and Supplementary Prospectus it is intended that these options will be quoted on ASX.
	1	Convertible Note (1 of possible 4 Convertible Notes under Convertible Note Facility).

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as policy on all existing quoted ordinary shares. The Convertible Note will rank ahead of ordinary shares for payment of distributions out of VLA's profits (if any).

Part 2 - Bonus issue or pro rata issue

+ See chapter 19 for defined terms.

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A.
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A.
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 17 June 2009
(Managing Director)

Print name: Bryan Dulhunty

== == == == ==

4031469v1/S6